Winton Futures Fund, L.P. (US)
c/o Altegris Portfolio Management, Inc.
1202 Bergen Parkway, Suite 212
Evergreen, Colorado 80439

July 24, 2008

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Ms. Karen Garnett, Division of Corporation Finance

Re:  Winton Futures Fund, L.P. (US) Form 10-12g Filing

Ladies and Gentlemen:

We hereby request withdrawal of the Registration Statement on Form 10 of Winton Futures Fund (US), L.P. filed on July 24, 2008 with the Securities and Exchange Commission.  The Registration Statement that was filed was in draft form and was filed inadvertently due to a clerical error.  Winton Futures Fund, L.P. (US) anticipates filing its completed Registration Statement on Form 10 in the very near future.

Any questions or comments regarding this filing should be directed to Nathan A. Howell at (312) 853-2655 or James B. Biery at (312) 853-7557, both at the law firm of Sidley Austin LLP.

Sincerely,

/s/ David Mathews

_____________________________
David Mathews
Altegris Portfolio Management, Inc.